

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Mr. Steven H. Collis
President and Chief Executive Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087

      Re: AmerisourceBergen Corporation
               Form 10-K for the Fiscal Year Ended September 30, 2012
               Filed November 27, 2012
               File No. 001-16671

Dear Mr. Collis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ John Reynolds

               John Reynolds
               Assistant Director